Filed by Fidelity Bankshares, Inc.
                                                            pursuant to Rule 425
                                                        under the Securities Act
                                                        of 1933 and deemed filed
                                                         pursuant to Rule 14a-12
                                                            under the Securities
                                                            Exchange Act of 1934

                                      Subject Company: Fidelity Bankshares, Inc.
                                               Commission File Number: 000-29040

July 27, 2006

Dear Employee:

I am very pleased to tell you that this morning we announced plans for Fidelity Bankshares, Inc. to join forces with National City Corporation, one of the nation's largest financial holding companies. In this increasingly competitive banking environment, our Board of Directors and senior management believe this decision is in the best long-term interests of our investors, customers, employees and communities. By joining National City, we have the opportunity to leverage the strengths and resources of one of the nation's leading banks, while upholding our local decision-making and customer- and community-driven culture.

National City, headquartered in Cleveland, Ohio, has greater than $141 billion in assets and more than 33,000 employees. Founded in 1845, the company operates an extensive retail bank network of more than 1,200 branches and 1,900 ATMs primarily in the Midwest, and also serves customers in selected markets nationally.

Like Fidelity, National City is squarely focused on doing what's right for its customers and supporting the communities it services. The combination of our two great companies will create a premier banking force in Southeast Florida. By leveraging the size and resources of National City, we will broaden our array of retail and commercial product offerings, while maintaining close relationships in the communities we serve.

National City is no stranger to the Florida market and has conducted business in the state for many years, primarily in residential and commercial real estate lending, commercial finance and personal wealth management. As you may know, earlier this month, National City announced a merger with Harbor Florida Bankshares, Inc., the holding company for Harbor Federal Savings Bank, headquartered in Fort Pierce. We view this announcement as a demonstration of their commitment to growth in this market and are excited about the opportunities to expand our market share.

There is much to look forward to in our future. National City intends to merge with Fidelity Federal because of the tremendous growth opportunities that will result. The company is committed to growing and expanding our customer base and franchise, and to do so effectively, they will need a talented, dedicated and driven work force. As a result, long term, we actually expect expanded opportunities for employees and ultimately, for employment opportunities to grow.

However, I also realize that this announcement will raise questions and concerns among our employees, customers and communities. I can assure you that our management team will work closely with National City to keep you informed as details of the transition are finalized. Included with this letter are a news release about today's announcement, a fact sheet about National City and some frequently asked questions.

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I encourage you to read this material to learn more about National City and today's announcement. In the near future, we will provide more information about the timetable and process for ongoing communication about the merger. In the meantime, I know I can count on you to continue to provide the high levels of service that our customers deserve and expect from Fidelity Federal.

At this significant turning point in our history, I want to thank each of you for your hard work and dedication to our company. Through your efforts, we have built a strong, customer-friendly community bank. Moving ahead, with the backing of National City, we can look forward to serving our customers in even more ways in the future.

Thank you for your understanding and support at this exciting time!

Sincerely,



Vince Elhilow
Chairman and Chief Executive Officer